April 30, 2021

FORM C-AR

Solectrac, Inc.


SOLECTRAC
CLIMATE-SMART ELECTRIC TRACTORS

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Solectrac, Inc., a California Benefit Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "SEC" or "Commission").

ELIGIBILITY

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://solectrac.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company. Furthermore, the Company hereby certifies as follows: a) the Company is organized under the laws of California, b) the Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, c) the Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, d) the Company is not ineligible to rely on the Regulation Crowdfunding exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding, e) the Company has, to the extent required, filed with the Commission and provided to investors the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Form C-AR, and f) the Company is not a development stage company that has no specific business plan or that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C-AR is April 30, 2021. The Company has complied with its ongoing reporting requirements of Rule 202 of Regulation Crowdfunding (hereinafter sometimes, "Regulation CF").

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

THE COMPANY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Solectrac, Inc. (the "Company" or "Solectrac") is a Benefit Corporation, formed on May 28, 2019 and incorporated in the State of California.

The Company is located at 3663 Regional Parkway, Santa Rosa, CA 95403.

The Company's website is https://solectrac.com. The information available on or through our website is not a part of this Form C-AR. This Form C-AR is available on the Company's website at https://solectrac.com//investors.

As of the date of this filing, the Company has 10 employees, not including contractors and consultants.

The Company's Business

Solectrac, Inc., located in Northern California, has developed 100% battery powered, all electric tractors for agriculture and utility applications. Solectrac is a California benefit corporation and Certified B Corp, and is one of the first companies in North America to offer electric tractors as a clean, quiet, zero-emission alternative to diesel tractors.

Our tractors can be charged by renewable energy such as solar and wind (or from the standard grid), and they provide all the power of a comparable diesel tractor. Because we've made engine noise and diesel fumes things of the past, farmers can literally breathe easier.

We currently offer 2 models that are 30 HP-equivalent and 40 HP-equivalent, and we have two models in development (up to 70 HP-equivalent), each designed for a range of agricultural and utility uses. Our supply chain is based on solid partnerships with component manufacturers.

Business Plan

Solectrac plans to grow revenue with sales primarily of electric tractors. Solectrac is a re-seller of the Farmtrac CET electric tractor in the United States and Canada. Solectrac also sells the Solectrac eUtility electric tractor. The Company plans to begin sales of its Solectrac e70N electric tractor in 2021. Solectrac is also developing a number of other new products. The Company is targeting a large potential world-wide market and is planning for rapid growth.

Competitors and Industry

The market for agricultural tractors is over $12 Billion in North America and over $75 Billion worldwide. The latest research by Techsciresearch indicates that the market for small (40 HP-and-under) tractors is increasing, while the market for larger tractors is on the decline.

Worldwide, we know of four companies that have introduced all-electric tractors, but none are in direct competition with Solectrac's 40-HP-and-under agricultural tractors. In other market segments, John Deere introduced a 402-HP electric tractor prototype in December 2016. Their design was for large, industrial farms and is still not in production.

Another competitive element exists with three U.S. companies that have new diesel versions of mid-hitch cultivating tractors in various stages of development. These Category 0 diesel alternatives may impact Solectrac's market share in the near term; however, they do not address the need to reduce GHG emissions and pollution. The primary market for mid-hitch tractors are small organic farmers, who are also the most likely to prefer an all-electric tractor.

The Company's Products

Two of our electric tractor models are in production and two are in development. They are:

1. The eUtility: 40 HP-equivalent, 2-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements. Optional front loader or front hitch. Optional front hitch can accommodate exchangeable battery packs or front-mounted implements. 4-8 hours of run time, depending on load. We have sold eUtility tractors to farmers in the US, Canada, and Norway.

2. The eFarmer (currently in R&D phase): 30 HP-equivalent, 2-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements, front hitch for low-lift loader or reaper, and mid hitch for precision cultivation tools. 4-8 hours of run time, depending on load. Optional exchangeable battery packs allow for continuous run time. A first prototype has been designed, built, and field-tested.

3. The Farmtrac Compact Electric Tractor (CET), manufactured by Escorts and distributed by Solectrac: 30 HP-equivalent, 4-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements. Optional front loader and mid-hitch available. 3-6 hours of run time, depending on load.

4. The e70N (currently in R&D phase): 70 HP-equivalent, 4-wheel drive, front and rear hitches accept Category I or II implements with rear 540 rpm PTO. 5-10 hours run time, depending on load. Solectrac is responding to strong feedback from

our customers for this tractor size. This model is in the research and design phase with the first working prototypes expected in Q2 2021.

DIRECTORS AND OFFICERS OF THE COMPANY

Name: Stephen Heckeroth – Stephen Heckeroth 's current primary role is with the Company. Positions and offices currently held with the Company:

- **Position:** CEO/CFO
  Dates of Service: December 18, 2012 - Present
  Responsibilities: Responsible for overall company performance and execution of Solectrac's mission.
- **Position:** President of the Board
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Oversee strategic direction and policy decisions.
- **Position:** Board Treasurer
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Financial oversight.

Name: Christiane Heckeroth – Christiane Heckeroth 's current primary role is with Kaiser Permanente. Christiane Heckeroth currently services 20 hours per week in her role with the Company.

Positions and offices currently held with the issuer:

- **Position:** Chief Communications Officer
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Development and oversight of company communications and campaigns.

Other business experience in the past three years:

- **Employer:** Kaiser Permanente
  Title: Senior Physical Therapist
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Providing physical therapy services to patients.
- **Employer:** North Area Physical Therapy and Aquatic Therapy
  Title: Physical Therapist
  Dates of Service: December 01, 2015 - October 01, 2018
  Responsibilities: Providing physical therapy services to patients.

Name: Heather Paulsen – Heather Paulsen's current primary role is with Heather Paulsen Consulting. Heather Paulsen currently services 10-15 hours per week in her role with the Company.

Positions and offices currently held with the Company:

- **Position:** Board Member and Corporate Secretary
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making. Documenting company Board meetings, ensuring compliance with requirements.
- **Position:** Consultant
  Dates of Service: November 01, 2018 – present
  Responsibilities: Development and oversight of B Corp-related activities and grant management.

Other business experience in the past three years:

- **Employer:** Heather Paulsen Consulting
  Title: CEO
  Dates of Service: September 14, 2014 - Present
  Responsibilities: Sustainability and business management consulting.

Name: Nishi Deokule – Nishi Deokule's current primary role is with GetResource Inc. Nishi Deokule currently services 20 hours per week in his role with the Company.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: August 16, 2020 – present (previously Chief Information Officer, January 18, 2019 – August 16, 2020)
  Responsibilities: Oversight of information technology.
- **Position:** Board Member
  Dates of Service: November 22, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making.

Other business experience in the past three years:

- **Employer:** GetResource Inc.
  Title: CEO
  Dates of Service: January 01, 2008 - Present
  Responsibilities: Technical consulting for information technology systems.

Name: Willard MacDonald – Willard MacDonald's current primary role is with Vivint Solar. Willard MacDonald currently services 10 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 22, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making.

  Other business experience in the past three years:

  - **Employer:** Vivint Solar
    Title: VP of Solar Labs
    Dates of Service: January 23, 2014 - Present
    Responsibilities: Oversight of R&D and solar equipment testing lab.

Name: Keith Byers – Keith Byers's current primary role is with Ideanomics, Inc. Keith Byers currently services 1 hour per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 11, 2020 - Present
  Responsibilities: Strategic direction, policy setting, decision making.

  Other business experience in the past three years:

  - **Employer:** Ideanomics, Inc.
    Title: Senior Vice President of Operations
    Dates of Service: June 2020 - Present
    Responsibilities: Oversight of company operations.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of December 31, 2020.

Shareholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen and Christiane Heckeroth	6,550,000	Common Stock	55.5%
Ideanomics, Inc.	2,728,571	Common Stock	23.11%

The Company's Securities

Common Stock
The Company's authorized capital consists of 20,000,000 shares of common stock, with a total of 11,807,139 common stock shares outstanding on a fully-diluted basis.

Voting Rights
For common stock not sold through Reg CF, voting rights are: except as otherwise provided by law and except as otherwise may be provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one (1) vote.

For Common Stock sold through the Reg CF crowdfunding campaign, voting rights are: **Voting Proxy.** Each Subscriber has appointed the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by each Subscriber is coupled with an interest. Such proxy and power is irrevocable to the fullest extent allowed by law. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights
The total number of shares outstanding includes 600,000 restricted shares and 620,000 options as of December 31, 2020.

Dilution
Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that such investor owns will go down, even though the value of the Company may go up. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Recent Offerings of Securities
We have made the following issuances of securities within the last three years; the information reflects Company Securities as of March 31, 2021:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $685.00
  Number of Securities Sold: 6,850,000
  Use of proceeds: Issued to founders based on min par value each share.
  Date: August 23, 2019
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity (Restricted Shares)
  Final amount sold: $65.00
  Number of Securities Sold: 650,000
  Use of proceeds: Issued to founders based on min par value each share.
  Date: October 9, 2019
  Offering exemption relied upon: Rule 701

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,300,000
  Number of Securities Sold: 1,428,571
  Use of proceeds: working capital and operating expenses
  Date: October 20, 2020
  Offering exemption relied upon: Rule 506(b)

- **Name**: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,300,000
  Number of Securities Sold: 1,300,000
  Use of proceeds: working capital and operating expenses
  Date: November 19, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $986,125
  Number of Securities Sold: 1,065,790 (includes 1,046,067 shares sold to crowd funding investors, and 19,723 shares as fee to crowd funding platform provider)
  Use of proceeds: working capital and operating expenses
  Date: campaign closed: February 18, 2021
  Offering exemption relied upon: Regulation CF

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, pandemics, political and economic events and technological developments (such as computer hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks whenever deciding whether to invest in any company, including Solectrac.

Some of the risks that relate to the Company include:

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our limited revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate altogether one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. To the extent that we raise additional capital through the sale of equity or debt securities, the ownership of current shareholders will be diluted and the terms offered to future investors may include liquidation or other preferences that adversely affect the rights of current shareholders. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

We are reliant on one main type of product offering.
All of our current business is based upon one type of product offering, specifically selling electric tractors and related technology and equipment. Our revenues are therefore entirely dependent upon the market for electric tractors.

Some of our products are still in prototype phase and might never be operational products.
It is possible that some products in prototype phase may never be an operational product or that the product under development may never be sold. It is possible that the failure to release new product(s) is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its shareholders.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage with some of our products. We have only manufactured a prototype for our Solectrac eFarmer and are in the development stage for our Solectrac e70N. Delays or cost overruns in the development of these products and failure of such products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, or changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our new products could fail to achieve the sales projections we expect.
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If our new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the Company's economic prospects.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than we are to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. It should further be assumed that competition will intensify. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are an early stage company and have not yet generated any profits.
Solectrac LLC was incorporated on December 28, 2012, and converted into Solectrac, Inc., a Benefit Corporation, on May 28, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Solectrac has incurred a net loss and has had limited revenues generated since inception. We can give no assurance that the Company will be profitable in the future or generate sufficient revenues to pay dividends to shareholders.

We have existing patents and pending patent approvals that might be vulnerable.
We believe one of the Company's most valuable assets is its intellectual property. However, the Company's intellectual property, such as patents, trademarks, copyrights, Internet domain names, and trade secrets, may not be properly registered or enforceable. Moreover, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note, however, that unforeseeable costs associated with such practices may hurt results from operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our trademark, patent and copyright protection without first obtaining a license from us, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace or attract business partners. Moreover, if our trademarks, patents and copyrights are deemed unenforceable or otherwise invalid, the Company's licensing activities would suffer. This could cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark, patent and copyright litigation is extremely expensive. Even if we believe that a competitor is infringing one or more of our trademarks, patents or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s), patent(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s), patent(s) or copyright(s)
could have adverse consequences for the Company, including undermining the

credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), patent(s) or copyright(s) because of the cost of enforcement, the Company's financial position could be significantly and adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Moreover, our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our ability to sell our products and services is dependent on outside government regulation which can be subject to change at any time.

We operate in a heavily regulated industry. Our ability to sell product depends upon commercially reasonable laws and government regulation by the California Air Resources Board, the Occupational Safety and Health Administration, and other relevant government regulators. The laws and regulations concerning the selling of product may be subject to change and if they do change then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore the operations of the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. We could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs that could materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain certain critically important materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we need. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results, and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-marketed business, we may be vulnerable to computer hackers who may access our data. Further, any significant disruption in service on Solectrac's website or in our computer systems could reduce the attractiveness of the Company and result in a loss of business. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks, either on our technology provider or on Solectrac, could harm our reputation and materially negatively impact our financial condition and business.

Product Liability Risk
Electric tractors are large dangerous machines, and the batteries and electronics in them can cause fires. Users of our products could be injured or killed or their property could be damaged or destroyed while using or owning a Solectac tractor, resulting in a lawsuit, and Solectrac could be found liable. Potential product liability could have a material negative impact on our operations, business, financial results, and financial condition.

Economic Volatility Risk

The economy could be heading into a recession or depression due to the COVID-19 pandemic. A recession or depression could last many years. If this happens, we may not be able to achieve our business objectives and this could have a material negative impact on our operations, business, financial results, and financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective purchaser of Company securities is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C-AR. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Form C-AR.

Results of Operations

Recent Tax Return Information

2020 Total Income: $152,280
2020 Taxable Net Income: -$180,497
2020 Total Tax: $0

Operations

The Company intends to reach profitability of operations in the next three years by: increasing tractor sales revenue by bringing in new customers; refining our product design to allow for fast assembly and delivery; building on our supplier relationships to improve the speed of supply chain fulfillment (greatly impacted by the COVID-19 pandemic in 2020); and continuing to improve gross margins of our product mix. Please review the section entitled "Risk Factors" above.

We saw a substantial increase in sales due to our social media campaigns in 2020. However, during 2020, our supply chain was delayed by more than seven months due to the pandemic, which greatly impacted our revenue in 2020 and Q1 2021. As of December 31, 2020, potential revenue associated with our backlog of sales orders was approximately $834,000. Furthermore, the supply chain delays caused a delay in our deliverables for the Bay Area Air Quality Management District grant, which would have generated additional income of approximately $257,000 in 2020. Supply chain impacts caused by the pandemic continue to be a challenge as of the date of filing of this Form C-AR. We believe we will be able to ship the backlog and receive their associated revenue and grant funding in 2021.

Liquidity and Capital Resources

Between Q2 2020 and Q1 2021 the Company raised a total of $3,586,125 in capital. As of March 31, 2021 the Company has $2,618,012 in cash.

Capital Expenditures and Other Obligations

The Company intends to continue to build-out its assembly facility in Santa Rosa, CA.

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Indebtedness and Related Party Transactions
All debts have been paid in full; Solectrac has no indebtedness or related party transactions as of the date of this Form C-AR filing. Founder Stephen Heckeroth had loaned the Company $200,000, which was paid back in full as of October 16, 2020.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) in an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

Bad Actor Disclosure
None.

Regulatory Information

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.solectrac.com(solectrac.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that

do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Legal Disclosures

With respect to Solectrac, any predecessor of Solectrac, any other issuer of securities affiliated with Solectrac, any director, officer, general partner or managing member of Solectrac, any beneficial owner of 20 percent or more of Solectrac's outstanding voting equity securities, any promoter connected with Solectrac in any capacity, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with any sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

No such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this Form C-AR, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the Commission, or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities sealer, investment adviser, funding portal or paid solicitor of purchasers of securities. No such person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of this Form C-AR that, at the time of filing of this Form C-AR, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the Commission, or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities. No such person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that: at the time of the filing of this Form C-AR bars the person from (i) association with an entity regulated by such commission, authority, agency or officer (ii) engaging in the business of securities, insurance or banking, or (iii) engaging in saving s association or credit union activities, or constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Form C-AR. No such person is any such person subject to an order of the

Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Form C-AR: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal (ii) places limitations on the activities, functions or operations of such person, or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock. No such person is subject to any order of the Commission entered within five years before the filing of this Form C-AR that, at the time of the filing of this Form C-AR, orders the person to cease and desist from committing or causing a violation or future violation of (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder, or (ii) Section 5 of the Securities Act. No such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade. No such person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this Form C-AR, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued. No such person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this Form C-AR, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

None.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The undersigned also certifies that the attached financial statements are true and complete in all material respects and that the tax return information of Solectrac included in this Form C-AR reflects accurately the information reported on the tax return for Solectrac for the fiscal year ended 2020.

_____/s/ Stephen Heckeroth_____
Stephen Heckeroth
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

____/s/ Stephen Heckeroth _____
Stephen Heckeroth
Director, Chief Executive Officer and Chief Financial Officer
Date: April 29, 2021

____
Keith Byers
Director
Date:

_____/s/ Nishi Deokule________
Nishi Deokule
Director
Date: April 29, 2021

_____/s/ Willard MacDonald____
Willard MacDonald
Director
Date: April 29, 2021

_____/s/ Heather Paulsen_______
Heather Paulsen
Director
Date: April 29, 2021

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The undersigned also certifies that the attached financial statements are true and complete in all material respects and that the tax return information of Solectrac included in this Form C-AR reflects accurately the information reported on the tax return for Solectrac for the fiscal year ended 2020.

Stephen Heckeroth
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Stephen Heckeroth
Director, Chief Executive Officer and Chief Financial Officer
Date: April 29, 2021

Keith Byers
Director
Date:

Nishi Deokule
Director
Date: April 29, 2021

Willard MacDonald
Director
Date: April 29, 2021

Heather Paulsen
Director
Date: April [illegible], 2021

Doc ID: 80af32a2250b25b0e4a4c54e83a91407c2fe09a3

EXHIBIT A TO FORM C-AR

FINANCIAL STATEMENTS FOR SOLECTRAC, INC.

SOLECTRAC INC
Balance Sheet - Unaudited - For Management Use Only
As of December 31, 2020

	Jan - Mar, 2020	Apr - Jun, 2020	Jul - Sep, 2020	Oct - Dec, 2020
ASSETS				
Current Assets				
Bank Accounts				
Savings Bank-9174	41,409.71	87,347.40	540,175.02	70,581.26
SBMC1 Money Market - Short Term		0.00	0.00	1,000,000.00
SBMC2 CD - 2 Year Maturity		0.00	0.00	2,000,000.00
Total Bank Accounts	$ 41,409.71	$ 87,347.40	$ 540,175.02	$ 3,070,581.26
Accounts Receivable				
Accounts Receivable		0.00	66,841.00	77,613.17
Total Accounts Receivable	$ 0.00	$ 0.00	$ 66,841.00	$ 77,613.17
Other Current Assets				
Inventory Asset	99,875.80	83,755.27	160,297.81	200,240.25
Inventory - Fabrication Labor		11,012.50	16,362.50	121,487.50
Total Inventory Asset	$ 99,875.80	$ 94,767.77	$ 176,660.31	$ 321,727.75
Prepaid Expenses		0.00	0.00	0.00
Prepaid Commission Expenses		0.00	14,250.00	14,250.00
Total Prepaid Expenses	$ 0.00	$ 0.00	$ 14,250.00	$ 14,250.00
Subscription Receivable-StartEngine Deposit Holds		0.00	33,341.47	53,629.56
Undeposited Funds		0.00	0.00	0.00
Vendor Deposits		17,773.00	17,773.00	113,204.60
Total Other Current Assets	$ 99,875.80	$ 112,540.77	$ 242,024.78	$ 502,811.91
Total Current Assets	$ 141,285.51	$ 199,888.17	$ 849,040.80	$ 3,651,006.34
Fixed Assets				
Fixed Asset Software		0.00	24,702.73	24,702.73
Shop Equipment		0.00	1,600.00	8,676.66
Total Accumulated Depreciation		0.00	0.00	-2,386.00
Total Fixed Assets	$ 0.00	$ 0.00	$ 26,302.73	$ 30,993.39
TOTAL ASSETS	**$ 141,285.51**	**$ 199,888.17**	**$ 875,343.53**	**$ 3,681,999.73**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	0.00	0.00	1,008.00	2,880.00
Total Accounts Payable	$ 0.00	$ 0.00	$ 1,008.00	$ 2,880.00
Credit Cards				
Credit Card - SBMC Cardmember Services		0.00	0.00	0.00
Credit Card - Norm		0.00	0.00	0.00
Total Credit Card - SBMC Cardmember Services	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total Credit Cards	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Other Current Liabilities				
Accrued Liabilities		0.00	0.00	17,027.00
Customer Deposits on Hold	28,000.00	55,000.00	272,160.00	476,008.25
Sales Tax Agency Payable		0.00	0.00	0.00
Sales Tax Due		2,629.38	127.38	127.38
Total Other Current Liabilities	$ 28,000.00	$ 57,629.38	$ 272,287.38	$ 493,162.63
Total Current Liabilities	$ 28,000.00	$ 57,629.38	$ 273,295.38	$ 496,042.63
Long-Term Liabilities				
Shareholder Notes Payable		0.00	0.00	0.00
Loan From Shareholder-Steve H	150,012.64	180,012.64	165,012.64	0.00
Loan from Shareholder-Steve H-Q	18,825.36	15,873.72	12,922.08	0.00
Loan-EDFC	12,522.92	11,694.17	0.00	0.00
Total Shareholder Notes Payable	$ 181,360.92	$ 207,580.53	$ 177,934.72	$ 0.00
Total Long-Term Liabilities	$ 181,360.92	$ 207,580.53	$ 177,934.72	$ 0.00
Total Liabilities	$ 209,360.92	$ 265,209.91	$ 451,230.10	$ 496,042.63
Equity				
Capital Stocks Issued		0.00	0.00	0.00
Comm. Stock Issued	750.00	775.00	775.00	775.00
Comm. Stock Issued -Ideanomics Investment		0.00	0.00	2,599,999.61
Comm. Stock Issued -StartEngine Investment		0.00	590,588.00	950,956.00
Comm. Stock Issued -StartEngine Sh Issue Costs		0.00	-76,787.45	-107,221.36
Total Capital Stocks Issued	$ 750.00	$ 775.00	$ 514,575.55	$ 3,444,509.25
Opening Balance Equity	0.00	0.00	0.00	0.00
Partner 2 Equity SH	0.00	0.00	0.00	0.00
Retained Earnings	-78,055.55	-78,055.55	-78,055.55	-78,055.55
Net Income (Loss)	9,230.14	11,958.81	-12,406.57	-180,496.60
Total Equity	-$ 68,075.41	-$ 65,321.74	$ 424,113.43	$ 3,185,957.10
TOTAL LIABILITIES AND EQUITY	**$ 141,285.51**	**$ 199,888.17**	**$ 875,343.53**	**$ 3,681,999.73**
	-	-	-	-

Wednesday, Mar 17, 2021 04:55:48 PM GMT-7 - Accrual Basis

SOLECTRAC INC

Profit and Loss - Unaudited - For Management Use Only

January - December 2020

	Jan - Mar, 2020	Apr - Jun, 2020	Jul - Sep, 2020	Oct - Dec, 2020	Total
Income					
Sales					0.00
CET		50,300.00		0.00	50,300.00
eUtility	101,980.00	56,000.00		-56,000.00	101,980.00
Total Sales	**$ 101,980.00**	**$ 106,300.00**	**$ 0.00**	**-$ 56,000.00**	**$ 152,280.00**
Total Income	**$ 101,980.00**	**$ 106,300.00**	**$ 0.00**	**-$ 56,000.00**	**$ 152,280.00**
Cost of Goods Sold					
Cost of Goods Sold		28,120.00		0.00	28,120.00
Equipment Components	8,682.85				8,682.85
Fabrication (COGS)	20,200.00	7,625.00		-7,625.00	20,200.00
Freight and Shipping Costs	579.81	700.00			1,279.81
Inventory Shrinkage					0.00
Tractor Hardware	275.46				275.46
Utility Tractor Components	42,982.14	27,000.00		-27,000.00	42,982.14
Total Cost of Goods Sold	**$ 72,720.26**	**$ 63,445.00**	**$ 0.00**	**-$ 34,625.00**	**$ 101,540.26**
Total Cost of Goods Sold	**$ 72,720.26**	**$ 63,445.00**	**$ 0.00**	**-$ 34,625.00**	**$ 101,540.26**
Gross Profit	**$ 29,259.74**	**$ 42,855.00**	**$ 0.00**	**-$ 21,375.00**	**$ 50,739.74**
Expenses					
Advertising and Promotion	6,330.74	9,635.93	35,092.09	14,832.25	65,891.01
Automobile Expense	1,573.75	753.39	380.67	2,315.18	5,022.99
Bank Service Charges	50.00	160.00	160.00	210.00	580.00
Business Licenses and Permits			73.73	25.00	98.73
Commission					0.00
Commision-CET			2,008.00	6,420.00	8,428.00
Commision-eUtility	1,400.00	2,800.00		4,280.00	8,480.00
Commission-e70N				1,600.00	1,600.00
Total Commission	**$ 1,400.00**	**$ 2,800.00**	**$ 2,008.00**	**$ 12,300.00**	**$ 18,508.00**
Computer and Internet Expenses	1,790.33	11,896.01	2,990.01	3,151.03	19,827.38
Software			1,339.00	1,875.73	3,214.73
Web Design & Maintenance			9,200.00	5,900.00	15,100.00
Total Computer and Internet Expenses	**$ 1,790.33**	**$ 11,896.01**	**$ 13,529.01**	**$ 10,926.76**	**$ 38,142.11**
Consultancy			1,085.00	35,675.00	36,760.00
Consumables					0.00
Shop Supplies	661.38	677.40			1,338.78
Total Consumables	**$ 661.38**	**$ 677.40**	**$ 0.00**	**$ 0.00**	**$ 1,338.78**
Depreciation Expense				2,386.00	2,386.00
Dues and Subscriptions				2,255.00	2,255.00
Equipment		192.96			192.96
Income Tax - California	800.00				800.00
Insurance Expense					0.00
General Liability Insurance		2,734.00	1,262.66		3,996.66
Workers Comp		97.73	1,251.88	1,003.00	2,352.61
Total Insurance Expense	**$ 0.00**	**$ 2,831.73**	**$ 2,514.54**	**$ 1,003.00**	**$ 6,349.27**
Interest Expense			106.46	18,122.44	18,228.90
Legal & Professional Fees					0.00
Accounting	1,598.00	4,069.00	1,212.50	13,147.50	20,027.00
Audit or Review Engagement		2,000.00			2,000.00
Legal Fees	1,175.00			9,580.35	10,755.35
Total Legal & Professional Fees	**$ 2,773.00**	**$ 6,069.00**	**$ 1,212.50**	**$ 22,727.85**	**$ 32,782.35**
Meals and Entertainment	71.36			423.62	494.98
Office Supplies	232.82	1,308.78	692.55	1,032.23	3,266.38
Other Expense			0.00	0.00	0.00
Payroll Expenses			23,878.26	115,442.79	139,321.05
Payroll Expenses - To Fabrication Invty Asset				-97,500.00	-97,500.00
Total Payroll Expenses	**$ 0.00**	**$ 0.00**	**$ 23,878.26**	**$ 17,942.79**	**$ 41,821.05**
Postage and Delivery				120.90	120.90
Rent Expense	2,266.00	3,399.00	3,399.00	3,399.00	12,463.00
Repairs and Maintenance				114.49	114.49
Research & Development	1,675.00		5,124.98	7,277.73	14,077.71
Shop Supply	81.28		1,099.07	1,846.51	3,026.86
Small Tools			602.37	1,143.44	1,745.81
Telephone Expense	248.61	251.47	248.15	256.08	1,004.31
Travel Expense				1,076.60	1,076.60
Utilities	75.33	150.66		75.33	301.32
Total Expenses	**$ 20,029.60**	**$ 40,126.33**	**$ 91,206.38**	**$ 157,487.20**	**$ 308,849.51**
Net Operating Income	**$ 9,230.14**	**$ 2,728.67**	**-$ 91,206.38**	**-$ 178,862.20**	**-$ 258,109.77**
Other Income					
BAAQMD Grant			66,841.00	10,772.17	77,613.17
Total Other Income	**$ 0.00**	**$ 0.00**	**$ 66,841.00**	**$ 10,772.17**	**$ 77,613.17**
Net Other Income	**$ 0.00**	**$ 0.00**	**$ 66,841.00**	**$ 10,772.17**	**$ 77,613.17**
Net Income (Loss)	**$ 9,230.14**	**$ 2,728.67**	**$ (24,365.38)**	**$ (168,090.03)**	**$ (180,496.60)**

SOLECTRAC INC

Statement of Cash Flows - Unaudited - For Manage

January - December 2020

	Jan - Mar, 2020	Apr - Jun, 2020
OPERATING ACTIVITIES		
Net Income	$ 9,230.14	$ 2,728.67
Adjustments to reconcile Net Income to Net Cash provided by (used in) operations:		
Accounts Receivable	-	-
Inventory Asset - materials and fabrication labor	(27,212.80)	5,108.03
Prepaid Commission Expenses	-	-
Subscription Receivable-StartEngine Deposit Holds	-	-
Vendor Deposits	-	(17,773.00)
Accounts Payable	-	-
Accrued Liabilities	-	-
Customer Deposits on Hold	(50,990.00)	27,000.00
Sales Tax Due	-	2,629.38
Total Adjustments to reconcile Net Income to Net Cash provided by (used in) operations:	(78,202.80)	16,964.41
Net cash provided by (used in) operating activities	(68,972.66)	19,693.08
INVESTING ACTIVITIES		
Acquisition of Fixed Asset Software		
Acquisition of Shop Equipment		
Total Accumulated Depreciation		
Net cash provided by (used in) investing activities	-	-
FINANCING ACTIVITIES		
(Repaid) Loan From Shareholder-Steve H		30,000.00
(Repaid) :Loan from Shareholder-Steve H-Q	(2,951.64)	(2,951.64)
(Repaid) Loan -EDFC	(875.80)	(828.75)
Capital Stocks Issued:Comm. Stock Issued		25.00
Capital Stocks Issued:Comm. Stock Issued -Ideanomics Investment		
Capital Stocks Issued:Comm. Stock Issued -StartEngine Investment		
Capital Stocks Issued:Comm. Stock Issued -StartEngine Sh Issue Costs		
Net cash provided by (used in) financing activities	(3,827.44)	26,244.61
Net cash increase (decrease) for period	**$ (72,800.10)**	**$ 45,937.69**

Wednesday, Mar 17, 2021 04:55:48 PM GMT-7 - Accrual Basis

SOLECTRAC, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 114,210	$ 3,247
Inventory	72,663	-
TOTAL CURRENT ASSETS	186,873	3,247
TOTAL ASSETS	186,873	3,247
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes Payable, Current Portion	18,603	-
Unearned Revenues	78,990	30,000
Related Party Loans	-	30,000
TOTAL CURRENT LIABILITIES	97,593	60,000
NON-CURRENT LIABILITIES		
Notes Payable	166,586	-
TOTAL LIABILITIES	264,179	60,000
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 6,850,000 issued; $.0001 par value)	685	-
Additional Paid in Capital	459,285	312,639
Retained Earnings (Deficit)	(537,275)	(369,393)
TOTAL SHAREHOLDERS' EQUITY	(77,306)	(56,753)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 186,873	$ 3,247

Reviewed- See accompanying notes.

SOLECTRAC, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Operating Income		
Sales, Net	$ 83,258	$ 71,910
Cost of Goods Sold	(51,680)	(96,622)
Gross Profit	31,578	(24,712)
Operating Expense		
General & Administrative	118,830	27,519
Salaries & Wages	48,983	64,305
Professional Fees	19,895	32,568
Selling & Marketing	5,848	2,220
Rent	-	6,670
Research & Development	-	36,694
	193,555	169,975
Net Income from Operations	(161,978)	(194,687)
Other Income (Expense)		
Interest Expense	(5,918)	(153)
Interest Income	13	5
Net Income	$ (167,883)	$ (194,834)

Reviewed- See accompanying notes.

SOLECTRAC, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (167,883)	$ (194,834)
Change in Unearned Revenue	48,990	5,000
Change in Inventory	(72,663)	-
Net Cash Flows From Operating Activities	(191,556)	(189,834)
Cash Flows From Financing Activities		
Draws on Notes Payable	185,189	-
Additional Paid in Capital	146,645	123,624
Draws on Related Party Loan	(30,000)	30,000
Issuance of Common Stock	685	-
Net Cash Flows From Financing Activities	302,519	153,624
Cash at Beginning of Period	3,247	39,457
Net Increase (Decrease) In Cash	110,964	(36,210)
Cash at End of Period	$ 114,210	$ 3,247

Reviewed- See accompanying notes.